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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          FIBERNET TELECOM GROUP, INC.
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    315653105
                                 (CUSIP NUMBER)

                                  JULY 31, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]     Rule 13d-1(b)
         [x]     Rule 13d-1(c)
         [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages



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CUSIP No. 315653105                Schedule 13G                Page 2 of 6 Pages


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Nortel Networks Corporation

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [  ]

                                                                     (b)   [  ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
--------------------------------------------------------------------------------

                   5    SOLE VOTING POWER
  NUMBER OF                                     4,263,330
                   -------------------------------------------------------------
    SHARES
                   6    SHARED VOTING POWER
 BENEFICIALLY                                       0
                   -------------------------------------------------------------
   OWNED BY
                   7    SOLE DISPOSITIVE POWER
     EACH                                       4,263,330
                   -------------------------------------------------------------
  REPORTING
                   8    SHARED DISPOSITIVE POWER
 PERSON WITH                                        0
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                4,263,330
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                  13.0%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                                                   CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No. 315653105                Schedule 13G                Page 3 of 6 Pages


ITEM 1.

         (a)      Name of Issuer:
                  --------------

                  FiberNet Telecom Group, Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  570 Lexington Avenue
                  New York, New York  10022

ITEM 2.

         (a)      Name of Person Filing:
                  ---------------------

                  Nortel Networks Corporation

         (b)      Address of Principal Business Office or, if none, Residence:
                  -----------------------------------------------------------

                  Nortel Networks Corporation
                  8200 Dixie Road, Suite 100
                  Brampton, Ontario L6T 5P6
                  Attention: Corporate Secretary

         (c)      Citizenship:
                  -----------

                  Nortel Networks Corporation is a Canadian corporation

         (d)      Title of Class of Securities:
                  ----------------------------

                  Common Stock, $0.001 par value

         (e)      CUSIP No.:
                  ---------

                  315653105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.

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CUSIP No. 315653105                Schedule 13G                Page 4 of 6 Pages


ITEM 4.           OWNERSHIP

         (a)      Amount Beneficially Owned:
                  -------------------------

                  4,263,330*

         (b)      Percent of Class:
                  ----------------

                  13.0%

         (c)      Number of shares as to which the person has:
                  -------------------------------------------

                        (i)         sole power to vote or to direct the vote:

                                    4,263,330

                       (ii)         shared power to vote or to direct the vote:

                                    0

                      (iii)         sole power to dispose or to direct the
                                    disposition of:

                                    4,263,330

                       (iv) shared power to dispose or to direct the disposition of:

                                    0

* The 4,263,330 shares beneficially owned by Nortel Networks Corporation consist of 4,263,330 shares of common stock of FiberNet Telecom Group, Inc. ("FiberNet") that are issuable upon the conversion of 426,333 shares of nonvoting Series H Preferred Stock of FiberNet. The Series H Preferred stock is held by Nortel Networks Inc. ("NNI"), a wholly-owned subsidiary of Nortel Networks Limited, which in turn is a wholly-owned subsidiary of Nortel Networks Corporation. Of the 426,333 shares of nonvoting Series H Preferred Stock beneficially owned by Nortel Networks Corporation, 201,333 shares were received in exchange for 2,013,330 shares (including 13,330 shares attributable to accrued dividends) of Series G Preferred Stock of FiberNet previously held by NNI and 225,000 shares were received for consideration pursuant to an additional purchase. The exchange and the purchase were consummated on July 31, 2000.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


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CUSIP No. 315653105                Schedule 13G                Page 5 of 6 Pages


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable.

ITEM 10.          CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 315653105                Schedule 13G                Page 6 of 6 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 9, 2000                      NORTEL NETWORKS CORPORATION



                                                  By: /s/ Frank A. Dunn
                                                      -------------------------
                                                      Frank A. Dunn
                                                      Chief Financial Officer



                                                  By: /s/ Blair F. Morrison
                                                      -------------------------
                                                      Blair F. Morrison
                                                      Assistant Secretary